Exhibit 99.1

EchoStar Announces Financial Results for the Three Months Ended March 31, 2021

Englewood, CO, May 6, 2021—EchoStar Corporation (NASDAQ: SATS) today announced its financial results for the three months ended March 31, 2021.

Three Months Ended March 31, 2021 Financial Highlights:

•Consolidated revenues of $482.6 million.
•Net income of $77.6 million, consolidated net income attributable to EchoStar common stock of $78.5 million, and basic and diluted earnings per share of $0.84.
•Consolidated Adjusted EBITDA of $185.7 million (see discussion and the reconciliation of GAAP to this non-GAAP measure below).

“I am pleased with the company’s financial performance in the first quarter of 2021,” commented Michael Dugan, CEO and President of EchoStar. “We grew revenue, net income, and Adjusted EBITDA over the same period last year by focusing on meeting our customers’ needs for connectivity and prudently managing all areas of the business.”

Three Months Ended March 31, 2021 - Additional Information:

•Consolidated revenue increased 3.6% or $16.9 million year over year primarily driven by higher sales of broadband services to our consumer customers. This increase included an estimated negative foreign exchange impact of $5.9 million.
•Adjusted EBITDA increased 25% or $37.1 million year over year.
◦Hughes segment Adjusted EBITDA increased $39.7 million year over year. The increase was driven primarily by the higher gross margin associated with the growth in our consumer broadband service revenue and lower selling, general and administrative expenses.
◦ESS segment Adjusted EBITDA was essentially flat year over year.
◦Corporate and Other segment Adjusted EBITDA decreased by $2.5 million year over year. The decrease was primarily due to lower equity in earnings of unconsolidated affiliates, net, and higher legal expense.
•Net income increased $135.3 million to $77.6 million. The increase was primarily due to higher operating income of $42.9 million and higher gains on investments, net, of $125.3 million, partially offset by higher income tax expense, net, of $29.6 million.
•Total Hughes broadband subscribers are approximately 1,553,000 as of March 31, 2021. Subscribers in the US decreased by 25,000 to approximately 1,164,000. In Latin America, subscribers increased by 14,000 to approximately 389,000.

•For the three months ended March 31, 2021, approximately 70% of Hughes segment revenue was attributable to our consumer customers with approximately 30% attributable to our enterprise customers.

•Cash, cash equivalents and current marketable investment securities were $2.3 billion as of March 31, 2021.

•For the three months ended March 31, 2021, we purchased 4,770,714 shares of our Class A common stock in open market trades.

•For the three months ended March 31, 2021, we purchased $90.5 million of our 7.625% Sr. Unsecured Notes due June 2021 in open market trades.

Set forth below is a table highlighting certain of EchoStar’s segment results for the three months ended March 31, 2021 and 2020 (amounts in thousands) (all US GAAP amounts reference results from operations):

	For the three months ended March 31,
	2021	2020

Revenue
Hughes	$475,859	$458,482
EchoStar Satellite Services	4,089	4,652
Corporate and Other	2,634	2,532
Total revenue	$482,582	$465,666

Adjusted EBITDA
Hughes	$201,937	$162,219
EchoStar Satellite Services	1,919	2,030
Corporate & Other:
Corporate overhead, operating and other	(21,468)	(20,124)
Equity in earnings (losses) of unconsolidated affiliates, net	3,353	4,512
Total Corporate & Other	(18,115)	(15,612)
Total Adjusted EBITDA	$185,741	$148,637

Net income (loss)	$77,572	$(57,737)
Expenditures for property and equipment	$179,235	$104,604

Reconciliation of GAAP to Non-GAAP Measurement (amounts in thousands):

	For the three months ended March 31,
	2021	2020

Net income (loss)	$77,572	$(57,737)
Interest income, net	(5,949)	(15,583)
Interest expense, net of amounts capitalized	34,667	36,233
Income tax provision (benefit), net	22,147	(7,492)
Depreciation and amortization	129,286	132,368
Net loss (income) attributable to non-controlling interests	947	3,442
EBITDA	258,670	91,231
(Gains) losses on investments, net	(78,600)	46,672
Impairment of long-lived assets	230	—
License fee dispute - India, net of non-controlling interests	(210)	(110)
Loss on Debt Repurchase	1,582	—
Foreign currency transaction (gains) losses, net	4,069	10,844
Adjusted EBITDA	$185,741	$148,637

Note on Use of Non-GAAP Financial Measures

EBITDA is defined as “Net income (loss)” excluding “Interest income, net,” Interest expense, net of amounts capitalized,” “Income tax benefit (provision), net,” “Depreciation and amortization,” and “Net income (loss) attributable to non-controlling interests.”

Adjusted EBITDA is defined as EBITDA excluding Gains and losses on investments, net, Foreign currency transaction gains (losses), net, and other non-recurring or non-operational items. EBITDA and Adjusted EBITDA are not measures determined in accordance with US GAAP. EBITDA and Adjusted EBITDA are reconciled to Net income (loss) in the table above and should not be considered in isolation or as a substitute for operating income, net income or any other measure determined in accordance with US GAAP. Our management uses EBITDA and Adjusted EBITDA as measures of our operating efficiency and overall financial performance for benchmarking against our peers and competitors. Management believes that these non-GAAP measures provide meaningful supplemental information regarding the underlying operating performance of our business and are appropriate to enhance an overall understanding of our financial performance. Management also believes that EBITDA and Adjusted EBITDA are useful to investors because they are frequently used by securities analysts, investors, and other interested parties to evaluate the performance of companies in our industry.

The consolidated financial statements of EchoStar for the periods ended March 31, 2021 and 2020 are attached to this press release. Detailed financial data and other information are available in EchoStar’s Quarterly Report on Form 10-Q for the period ended March 31, 2021 filed today with the Securities and Exchange Commission.

EchoStar will host a conference call to discuss its earnings on Thursday, May 6, 2021 at 11:00 a.m. Eastern Time. The conference call will be broadcast live in listen-only mode on EchoStar’s investor relations website at ir.echostar.com. To ask a question, the dial in numbers are (833) 562-0124 (toll-free) and (661) 567-1102 (international), Conference ID 1976218.

About EchoStar Corporation

EchoStar Corporation (NASDAQ: SATS) is a premier global provider of satellite communications solutions. Headquartered in Englewood, Colo., and conducting business around the globe, EchoStar is a pioneer in secure communications technologies through its Hughes Network Systems and EchoStar Satellite Services business segments.

Safe Harbor Statement under the US Private Securities Litigation Reform Act of 1995

This press release may contain statements that are forward looking, as that term is defined by the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management’s beliefs, as well as assumptions made by, and information currently available to, management. When used in this release, the words “believe,” “anticipate,” “goal,” “seek,” “estimate,” “expect,” “intend,” “project,” “continue,” “future,” “will,” “would,” “can,” “may,” “plans,” and similar expressions and the use of future dates are intended to identify forward‑looking statements. Although management believes that the expectations reflected in these forward‑looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date made. We assume no responsibility for the accuracy of forward-looking statements or information or for updating forward-looking information or statements. These statements are subject to certain risks, uncertainties, and assumptions. See “Risk Factors” in EchoStar’s Annual Report on Form 10-K for the period ended December 31, 2020 as filed with the Securities and Exchange Commission and in the other documents EchoStar files with the Securities and Exchange Commission from time to time.

###

Contact Information

EchoStar Investor Relations	EchoStar Media Relations
Terry Brown Phone: +1 303-728-5179 Email: terry.brown@echostar.com	Sharyn Nerenberg Phone: +1 301-428-7124 Email: sharyn.nerenberg@echostar.com

ECHOSTAR CORPORATION
Consolidated Balance Sheets
(Amounts in thousands, except share and per share amounts)

	As of
	March 31, 2021	December 31, 2020
Assets
Current assets:
Cash and cash equivalents	$1,583,747	$896,005
Marketable investment securities	735,418	1,638,271
Trade accounts receivable and contract assets, net	187,280	183,989
Other current assets, net	190,958	189,821
Total current assets	2,697,403	2,908,086
Non-current assets:
Property and equipment, net	2,420,917	2,390,313
Operating lease right-of-use assets	131,601	128,303
Goodwill	510,945	511,597
Regulatory authorizations, net	476,092	478,762
Other intangible assets, net	16,316	18,433
Other investments, net	347,615	284,937
Other non-current assets, net	350,920	352,921
Total non-current assets	4,254,406	4,165,266
Total assets	$6,951,809	$7,073,352

Liabilities and Stockholders' Equity
Current liabilities:
Trade accounts payable	$106,500	$122,366
Current portion of long-term debt, net	808,758	898,237
Contract liabilities	112,507	104,569
Accrued expenses and other current liabilities	304,018	299,999
Total current liabilities	1,331,783	1,425,171
Non-current liabilities:
Long-term debt, net	1,495,436	1,495,256
Deferred tax liabilities, net	378,271	359,896
Operating lease liabilities	118,569	114,886
Other non-current liabilities	69,885	70,893
Total non-current liabilities	2,062,161	2,040,931
Total liabilities	3,393,944	3,466,102

Commitments and contingencies

ECHOSTAR CORPORATION
Consolidated Balance Sheets
(Amounts in thousands, except share and per share amounts)

Stockholders' equity:
Preferred stock, $0.001 par value, 20,000,000 shares authorized, none issued and outstanding at both March 31, 2021 and December 31, 2020	—	—
Common stock, $0.001 par value, 4,000,000,000 shares authorized:
Class A common stock, $0.001 par value, 1,600,000,000 shares authorized, 57,712,888 shares issued and 44,551,347 shares outstanding at March 31, 2021 and 57,254,201 shares issued and 48,863,374 shares outstanding at December 31, 2020	58	57
Class B convertible common stock, $0.001 par value, 800,000,000 shares authorized, 47,687,039 shares issued and outstanding at both March 31, 2021 and December 31, 2020	48	48
Class C convertible common stock, $0.001 par value, 800,000,000 shares authorized, none issued and outstanding at both March 31, 2021 and December 31, 2020	—	—
Class D common stock, $0.001 par value, 800,000,000 shares authorized, none issued and outstanding at both March 31, 2021 and December 31, 2020	—	—
Additional paid-in capital	3,333,047	3,321,426
Accumulated other comprehensive income (loss)	(215,476)	(187,876)
Accumulated earnings (losses)	662,110	583,591
Treasury shares, at cost	(285,681)	(174,912)
Total EchoStar Corporation stockholders' equity	3,494,106	3,542,334
Non-controlling interests	63,759	64,916
Total stockholders' equity	3,557,865	3,607,250
Total liabilities and stockholders' equity	$6,951,809	$7,073,352

ECHOSTAR CORPORATION
Consolidated Statements of Operations
(Amounts in thousands, except per share amounts)

	For the three months ended March 31,
	2021	2020

Revenue:
Services and other revenue	$430,337	$408,357
Equipment revenue	52,245	57,309
Total revenue	482,582	465,666
Costs and expenses:
Cost of sales - services and other (exclusive of depreciation and amortization)	132,789	145,252
Cost of sales - equipment (exclusive of depreciation and amortization)	45,151	45,908
Selling, general and administrative expenses	114,119	125,281
Research and development expenses	7,545	6,254
Depreciation and amortization	129,286	132,368
Impairment of long-lived assets	230	—
Total costs and expenses	429,120	455,063
Operating income (loss)	53,462	10,603
Other income (expense):
Interest income, net	5,949	15,583
Interest expense, net of amounts capitalized	(34,667)	(36,233)
Gains (losses) on investments, net	78,600	(46,672)
Equity in earnings (losses) of unconsolidated affiliates, net	1,374	2,613
Foreign currency transaction gains (losses), net	(4,069)	(10,844)
Other, net	(930)	(279)
Total other income (expense), net	46,257	(75,832)
Income (loss) before income taxes	99,719	(65,229)
Income tax benefit (provision), net	(22,147)	7,492
Net income (loss)	77,572	(57,737)
Less: Net loss (income) attributable to non-controlling interests	947	3,442
Net income (loss) attributable to EchoStar Corporation common stock	$78,519	$(54,295)

Earnings (losses) per share - Class A and B common stock:
Basic and diluted earnings (losses) per share	$0.84	$(0.56)

ECHOSTAR CORPORATION
Consolidated Statements of Cash Flows
(Amounts in thousands)

	For the three months ended March 31,
	2021	2020

Cash flows from operating activities:
Net income (loss)	$77,572	$(57,737)
Adjustments to reconcile net income (loss) to cash flows provided by (used for) operating activities:
Depreciation and amortization	129,286	132,368
Impairment of long-lived assets	230	—
Losses (gains) on investments, net	(78,600)	46,672
Equity in losses (earnings) of unconsolidated affiliates, net	(1,374)	(2,613)
Foreign currency transaction losses (gains), net	4,069	10,844
Deferred tax provision (benefit), net	18,370	(10,064)
Stock-based compensation	2,011	2,384
Amortization of debt issuance costs	1,118	1,050
Other, net	11,551	(4,899)
Changes in assets and liabilities, net:
Trade accounts receivable and contract assets, net	(6,090)	(7,664)
Other current assets, net	(1,736)	(16,127)
Trade accounts payable	(18,375)	(9,559)
Contract liabilities	7,938	(3,212)
Accrued expenses and other current liabilities	(27,447)	(4,922)
Non-current assets and non-current liabilities, net	(1,636)	(5,226)
Net cash provided by (used for) operating activities	116,887	71,295

Cash flows from investing activities:
Purchases of marketable investment securities	(389,071)	(550,891)
Sales and maturities of marketable investment securities	1,361,632	687,579
Expenditures for property and equipment	(179,235)	(104,604)
Expenditures for externally marketed software	(7,846)	(8,638)
Purchase of other investments	(50,000)	(5,500)
Sales of other investments	1,500	—
Net cash provided by (used for) investing activities	736,980	17,946

Cash flows from financing activities:
Repurchase of the 2021 Senior Unsecured Notes	(62,588)	—
Payment of finance lease obligations	(329)	(215)
Payment of in-orbit incentive obligations	(1,104)	(801)
Net proceeds from Class A common stock options exercised	—	150
Net proceeds from Class A common stock issued under the Employee Stock Purchase Plan	2,486	2,924
Treasury share repurchase	(107,862)	(5,893)
Contribution by non-controlling interest holder	5,400	4,000
Other, net	(292)	817
Net cash provided by (used for) financing activities	(164,289)	982

Effect of exchange rates on cash and cash equivalents	(1,808)	(4,809)
Net increase (decrease) in cash and cash equivalents	687,770	85,414
Cash and cash equivalents, including restricted amounts, beginning of period	896,812	1,521,889
Cash and cash equivalents, including restricted amounts, end of period	$1,584,582	$1,607,303